Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 33 DATED JUNE 7, 2017
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 28 dated April 17, 2017, supplement no. 29 dated April 17, 2017, supplement no. 30 dated May 17, 2017, supplement no. 31 dated May 17, 2017 and supplement no. 32 dated May 24, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our estimated net asset value (“NAV”) per share;

•	a change in the offering prices for our shares; and

•	information regarding our share redemption program.
Estimated Net Asset Value Per Share
On June 6, 2017, our board of directors approved an estimated NAV per share of our common stock of $9.05 based on the estimated value of our assets less the estimated value of our liabilities, or NAV, divided by the number of shares outstanding, all as of March 31, 2017. There have been no material changes between March 31, 2017 and the date of this filing that would impact the overall estimated NAV per share. We are providing this estimated NAV per share to assist broker-dealers who participate in this offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340 as required by the Financial Industry Regulatory Authority (“FINRA”). This valuation was performed in accordance with the provisions of and also to comply with Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the “IPA Valuation Guidelines”).
The conflicts committee, composed solely of all of our independent directors, is responsible for the oversight of the valuation process used to determine the estimated NAV per share of our common stock, including the review and approval of the valuation and appraisal processes and methodologies used to determine our estimated NAV per share, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices and the reasonableness of the assumptions used in the valuations and appraisals. The estimated NAV per share was based upon the recommendation and valuation prepared by our advisor. With the approval of the conflicts committee, we engaged Duff & Phelps, LLC (“Duff & Phelps”), an independent third-party real estate valuation firm, to provide appraisals for each of our consolidated investments in real properties owned as of March 31, 2017 (the “Appraised Properties”) for use by our advisor in calculating and recommending an estimated NAV per share. Duff & Phelps prepared appraisal reports, summarizing key inputs and assumptions for each of the Appraised Properties. Our advisor performed valuations of our cash, restricted cash, real estate loan receivable, investment in an unconsolidated entity, other assets, mortgage debt and other liabilities. The methodologies and assumptions used to determine the estimated value of our assets and the estimated value of our liabilities are described further below.
Our advisor used the appraised values of the Appraised Properties together with its estimated value of each of our other assets and liabilities, to calculate and recommend an estimated NAV per share of our common stock. Based on (i) the conflicts committee’s receipt and review of our advisor’s valuation report, including our advisor’s summary of the appraisal reports prepared by Duff & Phelps and our advisor’s estimated value of each of our other assets and our liabilities, (ii) the conflicts committee’s review of the reasonableness of our estimated NAV per share resulting from our advisor’s valuation process, and (iii) other factors considered by the conflicts committee and the conflicts committee’s own extensive knowledge of our assets and liabilities, the conflicts committee concluded that the estimated NAV per share proposed by our advisor was reasonable and recommended to our board of directors that it adopt $9.05 as the estimated NAV per share of our common stock. The board of directors unanimously agreed to accept the recommendation of the conflicts committee and approved $9.05 as the estimated NAV per share of our common stock, which determination is ultimately and solely the responsibility of the board of directors.

The table below sets forth the calculation of our estimated NAV per share as of June 6, 2017. Duff & Phelps is not responsible for the determination of the estimated NAV per share as of June 6, 2017.

Real estate properties	$15.55
Real estate loan receivable	0.15
Investment in unconsolidated entity	0.10
Cash	3.01
Other assets	0.77
Mortgage debt	(9.08)
Other liabilities	(0.37)
Non-controlling interests	(1.08)
Estimated net asset value per share	9.05
Estimated enterprise value premium	None assumed
Total estimated net asset value per share	$9.05
As of March 31, 2017, we had sold 22,131,022 shares of common stock in our private offering, separate private transactions and this offering, including pursuant to our dividend reinvestment plan, at an average price of approximately $9.58 per share. The table below summarizes the significant factors that explain the difference between the average price at which we have sold shares of our common stock and our estimated NAV per share. The changes below reflect, among other changes through March 31, 2017: the impact of various organization and offering costs related to our private offering and this offering through March 31, 2017; acquisition-related costs and expenses; distributions; and the changes in the fair value of our assets since their acquisition and our liabilities since their incurrence.

	Estimated Value (in thousands)	Calculation of Estimated Value per Share
Average offering price (1)	$211,005	$9.58
Offering costs	(16,080)	(0.73)
Net offering proceeds	194,925	8.85
Changes due to acquisition-related costs, distributions and stockholder servicing fees
Acquisition-related costs	(10,570)	(0.49)
Deferred financing costs	(4,288)	(0.19)
Cash Distributions declared in excess of operating cash flow	(482)	(0.02)
Class T share stockholder servicing fees paid	(341)	(0.02)
Total changes due to acquisition-related costs, cash distributions and stockholder servicing fees	(15,681)	(0.72)
Changes to fair value of real estate and real estate-related investments
Real estate	70,992	3.22
Capital expenditures on real estate	(24,519)	(1.11)
Minority interest in joint ventures	(13,601)	(0.62)
Real estate loan receivable	150	0.01
Total changes to fair value of real estate and real estate-related investments	33,022	1.50
Changes to fair value of other assets and liabilities
Other changes, net (2)	(241)	(0.01)
Total changes to fair value of other assets and liabilities	(241)	(0.01)
Stock distributions declared	—	(0.57)
	$212,025	$9.05
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(1) Average offering price presented is calculated based on the number of shares issued and outstanding as of March 31, 2017. Through March 31, 2017, we had sold 22,035,769 shares of common stock in our private offering, separate private transactions, and this offering for gross offering proceeds of $211.0 million, or an average of $9.58 per share. This includes 288,285 shares of common stock sold under our dividend reinvestment plan for gross offering proceeds of $2.7 million, or an average of $9.45 per share and reflects redemptions as of March 31, 2017 of 95,253 shares for $0.8 million, or an average of $8.48 per share.
(2) “Other changes, net” consists of various unrelated insignificant items.

As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated NAV per share of our common stock, and this difference could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of our assets and liabilities or the price at which our shares of common stock would trade on a national securities exchange. The estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated NAV per share also does not take into account estimated disposition costs and fees for real estate properties or debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. The estimated value per share does not take into consideration acquisition-related costs and financing costs related to future acquisitions. As of March 31, 2017, we had no potentially dilutive securities outstanding that would impact the estimated net asset value per share of our common stock.
Our estimated NAV per share takes into consideration any potential liability related to a subordinated participation in cash flows our advisor is entitled to upon meeting certain stockholder return thresholds in accordance with the advisory agreement. For purposes of determining the estimated NAV per share, our advisor calculated the potential liability related to this incentive fee based on a hypothetical liquidation of our assets and liabilities at their estimated fair values, after considering the impact of any potential closing costs and fees related to the disposition of real estate properties, and determined that there would be no liability related to the subordinated participation in cash flows.
Methodology
Our goal for the valuation was to arrive at a reasonable and supportable estimated NAV per share, using a process that was designed to be in compliance with the IPA Valuation Guidelines and using what we and our advisor deemed to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation and appraisal methodologies, assumptions and estimates used to value our assets and liabilities:
Real Estate
Independent Valuation Firm
Duff & Phelps(1) was selected by our advisor and approved by our conflicts committee and board of directors to appraise each of the Appraised Properties. Duff & Phelps is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation we paid to Duff & Phelps was based on the scope of work and not on the appraised values of the Appraised Properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
Duff & Phelps collected all reasonably available material information that it deemed relevant in appraising the Appraised Properties. Duff & Phelps obtained property-level information from our advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements; and (iii) information regarding recent or planned capital expenditures. Duff & Phelps reviewed and relied in part on the property-level information provided by our advisor and considered this information in light of its knowledge of each property’s specific market conditions.

_____________________

(1)
Duff & Phelps is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. We engaged Duff & Phelps to prepare appraisal reports for each of the Appraised Properties and Duff & Phelps received fees upon the delivery of such reports. In addition, we have agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement. In the two years prior to the date of this filing, Duff & Phelps and its affiliates have provided a number of commercial real estate, appraisal, valuation and financial advisory services for our affiliates and have received fees in connection with such services. Duff & Phelps and its affiliates may from time to time in the future perform other commercial real estate, appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of the appraisals, so long as such other services do not adversely affect the independence of the applicable Duff & Phelps appraiser as certified in the applicable appraisal report.

In conducting its investigation and analyses, Duff & Phelps took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although Duff & Phelps reviewed information supplied or otherwise made available by us or our advisor for reasonableness, it assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not independently verify any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Duff & Phelps, Duff & Phelps assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, our board of directors, and/or our advisor. Duff & Phelps relied on us or our advisor to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.
In performing its analyses of the Appraised Properties, Duff & Phelps made numerous other assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, Duff & Phelps assumed that we had clear and marketable title to each of the Appraised Properties, that no title defects existed, that any improvements were made in accordance with law, that no hazardous materials were present or had been present previously, that no deed restrictions existed, and that no changes to zoning ordinances or regulations governing use, density or shape were pending or being considered. Furthermore, Duff & Phelps’ analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing as of or prior to the date of the appraisals, and any material change in such circumstances and conditions may affect Duff & Phelps’ analyses and conclusions. Duff & Phelps’ appraisal reports contain other assumptions, qualifications and limitations that qualify the analyses, opinions and conclusions set forth therein. Furthermore, the prices at which the Appraised Properties may actually be sold could differ from their appraised values.
Although Duff & Phelps considered any comments to its appraisal reports received from us or our advisor, the appraised values of the Appraised Properties were determined by Duff & Phelps. The appraisal reports for the Appraised Properties are addressed solely to us to assist in the determination of the estimated NAV per share of our common stock. The appraisal reports are not addressed to the public and may not be relied upon by any other person to establish an estimated NAV per share of our common stock and do not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports, Duff & Phelps did not solicit third-party indications of interest for the Appraised Properties and did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us. While Duff & Phelps is responsible for providing appraisals of the Appraised Properties, Duff & Phelps is not responsible for, did not calculate, and did not participate in, the determination of our estimated NAV per share.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to Duff & Phelps’ appraisal reports. All of the Duff & Phelps appraisal reports, including the analyses, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.
Real Estate Valuation
As of March 31, 2017, we (i) owned, and the Appraised Properties consisted of two hotel properties, two office properties, one apartment building and one retail property currently under construction, which were acquired for a total purchase price of $305.9 million, exclusive of acquisition fees and acquisition expenses of $10.6 million, and (ii) had invested $24.5 million in capital and tenant improvements in the Appraised Properties. As of March 31, 2017, the total appraised value of the Appraised Properties as provided by Duff & Phelps using the appraisal methods described below was $364.2 million. The total appraised value of the Appraised Properties, compared to the total purchase price (exclusive of acquisition fees and acquisition expenses) of the Appraised Properties plus subsequent capital and tenant improvements in the Appraised Properties through March 31, 2017, results in an overall increase in the value of the Appraised Properties of approximately 10.2%.
Income-Generating Properties
As of March 31, 2017, our income-generating properties consisted of two hotel properties, two office properties and one apartment building. Duff & Phelps appraised each of the income-generating properties using various methodologies including the direct capitalization approach, discounted cash flow analysis and sales comparison approach and relied primarily on 10-year discounted cash flow analyses for the final appraisal of the these properties. Duff & Phelps calculated the discounted cash flow value of each of the income-generating properties using property-level cash flow estimates, terminal capitalization rates and discount rates that fall within ranges it believes would be used by similar investors to value the properties, based on recent comparable market transactions adjusted for unique properties and market-specific factors.
The total appraised value of our income-generating properties using the appraisal methodologies described above was $312.9 million, compared to a total cost basis, including acquisition fees and expenses, capital expenditures and leasing commissions through March 31, 2017, of $289.3 million.

The following table summarizes the key assumptions that Duff & Phelps used in the discounted cash flow analyses to arrive at the appraised value of our income-generating properties:

	Range in Values	Weighted-Average Basis
Terminal capitalization rate	4.25% to 7.75%	6.11%
Discount rate	6.50% to 9.50%	7.71%
Net operating income compounded annual growth rate (1)	3.76% to 8.23%	5.70%
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(1) The net operating income compounded annual growth rates (“CAGRs”) reflect both the contractual and market rents and reimbursements (in cases where the contractual lease period is less than the hold period of the property) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.
While we believe that Duff & Phelps’ assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the appraised value of the income-generating properties and thus, our estimated NAV per share. The table below illustrates the impact on our estimated NAV per share; including an adjustment to non-controlling interest, if the terminal capitalization rates or discount rates Duff & Phelps used to appraise the income generating properties were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated NAV per share if these terminal capitalization rates or discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Net Asset Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Terminal capitalization rate	$0.27	$(0.26)	$0.35	$(0.32)
Discount Rate	0.19	(0.19)	0.29	(0.29)
Development Property
As of March 31, 2017, we had invested in a retail development project. Duff & Phelps considered various valuation methodologies including the cost approach, income capitalization approach and sales comparison approach and relied on a sales comparison approach for the final appraisal of this investment. Duff & Phelps gathered data on reasonably substitutable properties and adjusted for unique property and market-specific factors to arrive at a market value. The appraised value of our retail development project using the appraisal methodology described above was $51.3 million, compared to a total cost basis, including acquisition fees and expenses, capital expenditures and other development costs through March 31, 2017 of $51.7 million.
Finally, a 1% increase in the appraised value of the Appraised Properties would result in an $0.11 increase in our estimated NAV per share and a 1% decrease in the appraised value of the Appraised Properties would result in a decrease of $0.11 to our estimated NAV per share, assuming all other factors remain unchanged.
Real Estate Loan Receivable
As of March 31, 2017, we owned one real estate loan receivable. Our advisor’s estimated value for our real estate loan receivable is equal to the GAAP fair value disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2017, but does not equal the book value of the loan in accordance with GAAP. Our advisor estimated the value of the real estate loan receivable by applying a discounted cash flow analysis over the remaining expected life of the investment, excluding any potential transaction costs. The cash flow estimates used in the analysis during the term of the investment were based on the investment’s contractual cash flow which we anticipate we will receive. The expected cash flow for the loan was discounted at a rate that we expect a market participant would require for an instrument with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral, current performance, credit enhancements and other factors.
The cost of our real estate loan receivable was $3.3 million, which amount includes $0.2 million of origination fees and origination expenses. As of March 31, 2017, the GAAP fair value of our real estate loan receivable was $3.4 million and the outstanding principal balance was $3.5 million. The discount rate applied to the cash flow from the real estate loan receivable, which has a remaining term of 6 months, was approximately 12.88%. Similar to the appraisals of our real estate properties, a change in the assumptions and inputs would change the fair value of our real estate loan receivable and thus, could change our estimated NAV per share. Assuming all other factors remain unchanged, a decrease or increase in the discount rates of 25 basis points would have no impact on our estimated net asset value per share. Additionally, assuming all other factors remain unchanged, a 5% decrease or increase in the discount rates would have no impact on our estimated net asset value per share.

Investment in Unconsolidated Entity
As of March 31, 2017, we had originated a participating loan facility in an amount up to €2.6 million ($2.8 million as of March 31, 2017). As March 31, 2017, we had funded the participating loan facility €2.1 million ($2.2 million as of March 31, 2017). The proceeds were used to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. Under the terms of the participating loan facility, we participate in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. The estimated value of our investment in this participating loan facility is equal to the GAAP carrying value as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017. The fair value and carrying value of our investment in the participating loan facility is $2.4 million.
Non-controlling Interest
We have an ownership interest in four consolidated joint ventures as of March 31, 2017. As we consolidate these joint ventures, the entire amount of the underlying assets and liabilities of each joint venture is reflected at fair value in the corresponding line items of the estimated NAV per share determination. As a result, we also must consider the fair value of any non-controlling interest liability as of March 31, 2017. In determining this fair value, we considered the various profit participation thresholds in each of the joint ventures that must be measured in determining the fair value of our non-controlling interest liability. We used the real estate appraisals provided by Duff & Phelps and calculated the amount that the joint venture partners would receive in a hypothetical liquidation of the underlying real estate properties (including all current assets and liabilities) at their current appraised values and the payoff of any related debt at its fair value, based on the profit participation thresholds contained in the joint venture agreements. The estimated payment to the joint venture partners was then reflected as the non-controlling interest liability in our determination of our estimated NAV per share.
Notes Payable
The estimated values of our notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2017, but do not equal the book value of the loans in accordance with GAAP. Our advisor estimated the values of our notes payable using a discounted cash flow analysis. The discounted cash flow analysis was based on projected cash flow over the remaining loan terms, including extensions we expect to exercise, and management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.
As of March 31, 2017, the GAAP fair value and the carrying value of our notes payable were $212.6 million and $209.4 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, was approximately 4.66%. Our notes payable have a weighted-average remaining term of 2.2 years.
The table below illustrates the impact on our estimated NAV per share if the discount rates our advisor used to value our notes payable were adjusted by 25 basis points, assuming all other factors remain unchanged. Additionally, the table below illustrates the impact on our estimated NAV per share if these discount rates were adjusted by 5% in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Net Asset Value per Share due to
	Decrease of 25 basis points	Increase of 25 basis points	Decrease of 5%	Increase of 5%
Discount rate	$(0.04)	$0.04	$(0.04)	$0.04
Other Assets and Liabilities
The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature, with the exception of (i) stockholder servicing fees payable, which is included in the calculation of the NAV based on amounts contractually due as of March 31, 2017 and not the amount accrued on our financial statements as amounts accrued for future periods would not be due and payable under a hypothetical liquidation of our assets and liabilities as of March 31, 2017 and (ii) estimated insurance receivables related to the Springmaid Beach Resort described below. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions and unamortized lease incentives, have been eliminated for the purpose of the valuation due to the fact that the value of those balances was already considered in the valuation of the related asset or liability. Our advisor has also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of determining our estimated NAV per share.

Insurance Receivable
In October 2016, one of our hotel properties, the Springmaid Beach Resort, sustained significant damage from Hurricane Matthew. Rooms have been and continue to be offline as of March 31, 2017. The pier was destroyed and certain restaurants and stores have been closed. Our insurance policy provides coverage for property damage and business interruption subject to a deductible of up to 3% of replacement cost per incident. As of March 31, 2017, we recorded a receivable for insurance proceeds of $4.5 million in accordance with GAAP. Under GAAP, insurance proceeds that ultimately exceed the difference between replacement cost and net book value of the impaired assets, the post-hurricane costs incurred, and/or business interruption losses recognized will be reflected as income in the period those amounts are received or when receipt is deemed probable to occur. Accordingly, the GAAP book value of the insurance receivable as of March 31, 2017 related to the hurricane damages is less than what we expect to recover from the insurance company. The estimated value of insurance receivable as of March 31, 2017 is based on the estimated replacement cost of the damages, the post-hurricane costs incurred and the amount of estimated business interruption losses, less any applicable insurance deductible and insurance proceeds received through March 31, 2017.
Limitations of Estimated Net Asset Value per Share
As mentioned above, we are providing this estimated NAV per share to assist broker dealers that participate in this offering in meeting their customer account statement reporting obligations. This valuation was performed in accordance with the provisions of and also to comply with the IPA Valuation Guidelines. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NAV per share of our common stock and this difference could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less the fair value of our liabilities according to GAAP.
Accordingly, with respect to our estimated NAV per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at our estimated NAV per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at our estimated NAV per share on a national securities exchange;

•	a third party would offer our estimated NAV per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated NAV per share; or

•	the methodology used to determine our estimated NAV per share would be acceptable to FINRA for compliance with ERISA reporting requirements.
Further, our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of March 31, 2017. As of March 31, 2017, there were 14,797,382 and 8,622,239 shares of Class A and Class T common stock issued and outstanding, respectively. We did not make any adjustments to our estimated NAV subsequent to March 31, 2017, including adjustments relating to the following, among others: (i) the issuance of common stock and the payment of related offering costs; (ii) net operating income earned and distributions declared; and (iii) the redemption of shares. The value of our shares will fluctuate over time in response to developments related to the capital raised during our offering stage, future investments, the performance of individual assets in our portfolio, the management of those assets, and the real estate and finance markets. Our estimated NAV per share does not reflect a discount for the fact that we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated disposition costs and fees for real estate properties, debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations, the impact of restrictions on the assumption of debt or swap breakage fees that may be incurred upon the termination of certain of our swaps prior to expiration. The estimated NAV per share does not take into consideration acquisition-related costs and financing costs related to future acquisitions. We currently expect to utilize our advisor and/or an independent valuation firm to update our estimated NAV per share within 12 months. We cannot assure you that our estimated NAV per share will increase or that it will not decrease.

Offering Prices
Primary Offering
In connection with the establishment of an estimated NAV per share, on June 6, 2017, our board of directors established updated offering prices for shares of common stock to be sold in this primary offering. Effective June 8, 2017, Class A shares will be offered at a price of $10.00 per share and Class T shares will be offered at a price of $9.63 per share. Both classes of shares have discounts available to certain categories of purchasers. Subscriptions dated on or before June 7, 2017 will be processed at the currently effective offering prices and subscriptions dated after such date will be processed at the updated offering prices, in each case subject to discounts that may be available for some categories of investors. Notwithstanding the foregoing, after June 30, 2017, all subscriptions for an investment in our shares will be processed at the updated offering prices, regardless of the date on the subscription agreement.
The updated offering prices of shares of common stock to be sold in this primary offering was determined by adding certain offering costs to the estimated NAV as established by our board of directors on June 6, 2017 and discussed above. These costs include selling commissions, dealer manager fees and certain other offering costs so that any dilutive impact to our existing stockholders is minimized. The table below sets forth the calculation of the updated primary offering prices effective for purchases of shares of common stock to be sold in this offering beginning June 8, 2017. Duff & Phelps did not participate in the determination of the updated primary offering prices.

Class A Common Stock:
Estimated NAV per share	$9.05
Offering related costs	0.95
Updated primary offering price per share	$10.00

Class T Common Stock:
Estimated NAV per share	$9.05
Offering related costs	0.58
Updated primary offering price per share	$9.63
Dividend Reinvestment Plan Offering
Pursuant to our dividend reinvestment plan, once we announce an estimated NAV per share of our common stock, participants in the dividend reinvestment plan will acquire shares of our common stock at a price equal to the estimated NAV per share. As such, commencing on the next dividend reinvestment plan purchase date, which is July 5, 2017, participants will acquire shares of our Class A and Class T common stock pursuant to our dividend reinvestment plan at a price of $9.05 per share.
If a participant wishes to terminate participation in our dividend reinvestment plan effective for the July 5, 2017 purchase date, participants must notify us in writing of such decision, and we must receive the notice by the close of business on June 28, 2017.
Notice of termination should be sent to:

Regular Mail KBS Strategic Opportunity REIT II, Inc. c/o DST Systems, Inc. PO Box 219015 Kansas City, MO 64121-9015	Overnight Address KBS Strategic Opportunity REIT II, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

Share Redemption Program
In accordance with our share redemption program, after we establish an estimated NAV per share of our common stock, the redemption price for shares eligible for redemption will be calculated based upon the updated estimated NAV per share.  In accordance with our share redemption program, redemptions made in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined in the share redemption program) are made at a price per share equal to the most recent estimated value per share as of the applicable redemption date. The price at which we will redeem all other shares eligible for redemption is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of our most recent estimated NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of our most recent estimated NAV per share as of the applicable redemption date.
We redeem shares on the last business day of each month.  Effective for the June 30, 2017 redemption date, the redemption price for all stockholders will be calculated based on the estimated NAV per share.  For a stockholder’s shares to be eligible for redemption in a given month or to withdraw a redemption request, we must receive a written notice from the stockholder or from an authorized representative of the stockholder in good order and on a form approved by us at least five business days before the redemption date, or by June 23, 2017 in the case of the June 30, 2017 redemption date.
Additional information about our share redemption program and the limitations on our ability to redeem shares under the share redemption program is included in the prospectus.
Experts
Duff & Phelps, an independent third party real estate valuation firm, appraised each of the Appraised Properties. As further described in this supplement, our advisor used the appraisal reports prepared by Duff & Phelps to calculate and recommend an estimated NAV per share of our common stock.
Forward-Looking Statements
 The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the company and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. The appraisal methodology for the Appraised Properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the Appraised Properties, with respect to Duff & Phelps, and the valuation estimates used in calculating the estimated NAV per share, with respect to our advisor and us, are the respective party’s best estimates as of March 31, 2017 or June 6, 2017, as applicable, we can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the Appraised Properties and the estimated NAV per share. These statements also depend on factors such as: future economic, competitive and market conditions; our ability to maintain occupancy levels and rental rates at its real estate properties; and other risks identified in our prospectus. Actual events may cause the value and returns on our investments to be less than that used for purposes of our estimated NAV per share.